SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number: 0-21402

INTERLINQ Software Corporation
401(k) Profit Sharing Plan and Trust
(Full and exact title of the Plan)

INTERLINQ Software Corporation
(Name of issuer of the securities held pursuant to the Plan)

11980 N.E. 24th Street
Bellevue, Washington 98005
(Address of principal executive offices)

INTERLINQ Software Corporation

401(k) Profit Sharing Plan and Trust

Financial Report

December 31, 2001

Contents

Independent Auditor’s Report	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Independent Auditor’s Report

To the Board of Trustees
INTERLINQ Software Corp
    401(k) Profit Sharing Plan and Trust
Bellevue, Washington

We have audited the accompanying statement of net assets available for benefits of INTERLINQ Software Corp 401(k) Profit Sharing Plan and Trust as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of INTERLINQ Software Corp 401(k) Profit Sharing Plan and Trust as of and for the year ended December 31, 2000 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC’s report, dated May 25, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 included on Schedule H of the Form 5500 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information on the supplemental schedule included with Form 5500 has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tacoma, Washington
May 10, 2002

Financial Statements

Statements of Net Assets Available for Benefits

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2001 and 2000

	2001	2000

Assets
Investments at fair value:
Shares of registered investment companies	$3,840,766	$3,661,298
INTERLINQ Software Corp stock	82,070	45,101
Money market funds	23,931	65,736
Total investments at fair value	3,946,767	3,772,135

Receivables:
Participant contributions	—	19,914
Employer contributions	—	7,231
Interest	—	1,179
Total receivables	—	28,324

Total assets	3,946,767	3,800,459

Liabilities
Plan payables	4,031	—

Net assets available for benefits	$3,942,736	$3,800,459

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
Year Ended December 31, 2001

Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments:
Shares of registered investment companies	$(235,560)
INTERLINQ Software Corp stock	(13,392)
Interest and dividends	60,510
Total investment income (loss)	(188,442)

Contributions:
Participant	576,428
Employer, net of forfeitures	173,932
Rollover	28,742
Total contributions	779,102

Total additions to net assets	590,660

Deductions from Net Assets
Benefits paid to participants	430,064
Investment fees	18,319
Total deductions	448,383

Net increase	142,277

Net Assets Available for Benefits
Beginning of year	3,800,459

End of year	$3,942,736

See notes to financial statements.

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2001 and 2000

Note 1 — Description of Plan

The following description of INTERLINQ Software Corp (the Company) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company, except leased employees, who are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined in the Plan. Participants may also elect to contribute up to 100% of their annual bonus to the Plan. However, their total deferral contributions may not exceed maximum limitations specified in the Plan.

Participants direct the investment of their contributions, in 5% increments, into various investment options offered by the Plan. These options include seven Charles Schwab investment funds and INTERLINQ Software Corp stock. The Company may elect to make matching contributions, as well as additional contributions, at the discretion of the Board of Directors. For the year ended December 31, 2001, the Company elected to make matching contributions equal to 50% of the employee deferral on the first 6% of eligible compensation. There were no additional contributions for the year ended December 31, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, and allocations of the Company’s contributions and the Plan’s earnings and expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus earnings. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus earnings, is based on years of continuous service or on attainment of normal retirement age. Participants are 100% vested after four years of service. Effective January 1, 2001, the Plan was amended to allow for 100% vesting in Company matching and discretionary contributions for employees who were terminated due to downsizing.

(continued)

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2001 and 2000

Note 1 — Description of Plan (concluded)

Payment of Benefits

On termination of service, a participant with a vested balance less than $5,000 will receive a lump-sum payment in cash, unless the individual elects to receive Company stock, as soon as administratively possible after the termination date. A participant with a vested balance greater than $5,000 may elect to receive either a lump-sum payment in cash, unless the individual elects to receive Company stock, or annual installments over an established number of years not to exceed the individual’s life expectancy, as soon as the participant elects to receive the distribution. A participant may elect to receive any portion that is invested in Company stock in whole shares rather than in cash.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Forfeitures of $7,415 for 2001 are available to reduce future employer contributions.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2001 and 2000

Note 3 — Investments

The following presents separately investments that represent 5% or more of the Plan’s net assets at December 31:

	2001	2000

Morley StableValue	$291,932	$281,277
PIMCo Total Return	348,991	225,185
Schwab S&P 500 Select Institutional	345,397	347,592
Vanguard Growth	737,101	826,244
Weitz Partners Value	1,141,122	1,023,119
Janus Overseas	457,716	619,669
Safeco Growth	518,508	338,212
Other	106,000	110,837
Total investments	$3,946,767	$3,772,135

The market volatility for equity-based investments is expected to continue into 2002, and may substantially impact the value of such investments. It is likely that the value of the Plan’s investments has declined since December 31, 2001.

Note 4 — Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all portions of their accounts.

Note 5 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2000:

Net assets available for benefits per the financial statements	$3,800,459
2000 interest receivable per the financial statements	(1,179)
Net assets available for benefits per Form 5500	$3,799,280

The following is a reconciliation of investment loss per the financial statements to the Form 5500 for the year ended December 31, 2001:

Net investment loss per the financial statements	$(188,442)
2000 interest receivable per the financial statements	1,179
Investment fees netted against investment loss per Form 5500	(18,319)
Net investment loss per Form 5500	$(205,582)

Notes to Financial Statements

INTERLINQ Software Corp
401(k) Profit Sharing Plan and Trust
December 31, 2001 and 2000

Note 6 — Tax Status

The Plan obtained its latest determination letter on September 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

Note 7 — Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers or employees of the Company, who receive no compensation from the Plan. The Company has retained the services of a third-party administrator to perform other administrative functions. Third-party administrative fees are paid by the Company. Investment advisory and other administrative fees are paid directly by the Plan.

[McGLADREY & PULLEN, LLP LOGO]

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the registration statement on Form S-8 under the Securities Act of 1933 of our report dated May 10, 2002, on the financial statements and supplemental schedules of the INTERLINQ Software Corp 401(k) Profit Sharing Plan and Trust.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
June 25, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLINQ Software Corporation
401(k) Profit Sharing Plan and Trust

Dated: June 26, 2002

By:	/s/ Michael D. Castle

Michael D. Castle Vice President, Finance and Administration Chief Financial Officer